Free Writing Prospectus

Filed on June 17, 2009 Pursuant to Rule 433

Registration No. 333-146701

Automobile Receivables Backed Notes, Class B Notes

Automobile Receivables Backed Notes, Class C Notes

AmeriCredit Automobile Receivables Trust 2009-1

Issuing Entity

AFS SenSub Corp.

Depositor

Sponsor and Servicer

Joint Bookrunners

Credit Suisse	Deutsche Bank Securities

The Depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

Term Sheet dated June 17, 2009.

Summary of Transaction Parties

Flow of Funds(1)

(1)

This chart provides only a simplified overview of the priority of the monthly distributions. The order in which funds will flow each month as indicated above is applicable for so long as no event of default has occurred.

Summary

The Issuing Entity

AmeriCredit Automobile Receivables Trust 2009-1, or the issuing entity, is a Delaware statutory trust. The issuing entity will issue the notes and be liable for their payment. The issuing entity’s principal asset will be a pool of sub-prime automobile loan contracts.

The Depositor

AFS SenSub Corp., or the depositor, is a Nevada corporation which is a wholly-owned special-purpose subsidiary of AmeriCredit. The depositor will sell the pool of automobile loan contracts to the issuing entity.

The Sponsor and the Servicer

AmeriCredit Financial Services, Inc., or AmeriCredit or the sponsor or the servicer, is a Delaware corporation. AmeriCredit or an originating affiliate of AmeriCredit either purchased the automobile loan contracts without recourse from automobile dealers and other third-party lenders or directly originated the automobile loan contracts with consumers. AmeriCredit will sell the automobile loan contracts to the depositor and AmeriCredit will service the automobile loan contracts on behalf of the issuing entity.

The Trustee, Trust Collateral Agent and Backup Servicer

Wells Fargo Bank, National Association, or the trustee or the trust collateral agent or the backup servicer, is a national banking association. The trustee will serve as trustee and trust collateral agent pursuant to the indenture and as trust collateral agent and backup servicer pursuant to the sale and servicing agreement. The backup servicer will receive monthly pool data, confirm certain data on the monthly servicer reports and become successor servicer if AmeriCredit is terminated as servicer for any reason.

The Owner Trustee

Wilmington Trust Company, or the owner trustee, is a Delaware banking corporation. Wilmington Trust Company serves, not in its individual capacity but solely as owner trustee of the issuing entity, pursuant to the trust agreement.

Statistical Calculation Date

June 1, 2009. This is the date that was used in preparing the statistical information that is presented in this term sheet.

Cutoff Date

On or about June 30, 2009. The issuing entity will receive amounts collected on the automobile loan contracts after this date.

Closing Date

On or about July 14, 2009.

Distribution Dates

For as long as AmeriCredit is the servicer, the distribution date will be the fifteenth day of each month, or if the fifteenth day is not a business day, then the next business day, commencing on August 17, 2009. If AmeriCredit is no longer acting as servicer, the distribution date may be a different day of the month.

The Automobile Loan Contract Pool

The automobile loan contracts consist of motor vehicle retail installment sale contracts originated by dealers or by third-party lenders for assignment to AmeriCredit or an originating affiliate of AmeriCredit and automobile loan contracts originated directly by AmeriCredit or an originating affiliate of AmeriCredit. The automobile loan contracts will have been originated in accordance with AmeriCredit’s credit policies. The automobile loan contracts are contracts made primarily to borrowers who have experienced prior credit difficulties and generally have credit bureau scores ranging from 500 to 700.

Payments

The servicer will instruct the trust collateral agent to make the distributions from available funds on each distribution date in the following order of priority (except following the occurrence of certain events of default):

1.	to the servicer, the servicing fee for the related calendar month, any supplemental servicing fees for the month, any reimbursements for mistaken deposits and other related amounts and certain other amounts due on the automobile loan contracts that the servicer is entitled to retain; to AmeriCredit, amounts deposited into the lockbox account but not related to interest, principal or extension fees due on the automobile loan contracts; and to any successor servicer, transition fees not to exceed the specified cap;

2.	to the trustee, the owner trustee, the backup servicer, the trust collateral agent, lockbox processor and lockbox bank, any accrued and unpaid fees, expenses and indemnities then due to each of them (to the extent the servicer has not previously paid those fees, expenses and indemnities), in each case subject to a maximum specified annual limit;

3.	to pay interest due on the Class A Notes;

4.	to pay principal to the extent necessary to reduce the Class A Note principal balance to the pool balance;

5.	to pay the remaining principal balance of any Class A Notes on their final scheduled distribution date;

6.	to pay interest due on the Class B Notes;

7.	to pay principal to the extent necessary to reduce the combined Class A and Class B Note principal balance to the pool balance;

8.	to pay the remaining principal balance of the Class B Notes on their final scheduled distribution date;

9.	to pay interest due on the Class C Notes;

10.	to pay principal to the extent necessary to reduce the combined Class A, Class B and Class C Note principal balance to the pool balance;

11.	to pay the remaining principal balance of the Class C Notes on their final scheduled distribution date;

12.	to pay the Noteholders’ Principal Distributable Amount (as defined below);

13.	to the reserve account, the amount necessary to achieve the specified reserve account amount;

14.	to pay principal to achieve the specified amount of overcollateralization;

15.	to pay each of the trustee, owner trustee, trust collateral agent, backup servicer and successor servicer any fees and expenses then due to such party that are in excess of the related cap or annual limitation specified in the sale and servicing agreement; and

16.	to pay all remaining amounts to the certificateholder.

•

The classes of notes are “sequential pay” classes. On each distribution date, amounts allocated to the payment of principal as described in clauses 4, 5, 7, 8, 10, 11, 12 and 14 above, will be aggregated and will be paid out in the following order (except following the occurrence of certain events of default):

–	first, the Class A–1 Notes will be paid off;

–	once the Class A–1 Notes are paid off, the Class A–2 Notes will begin to amortize, until they are paid off;

–	once the Class A–2 Notes are paid off, the Class A–3 Notes will begin to amortize, until they are paid off;

–	once the Class A–3 Notes are paid off, the Class B Notes will begin to amortize, until they are paid off; and

–	once the Class B Notes are paid off, the Class C Notes will begin to amortize, until they are paid off.

•

Because the notes are “sequential pay”, if, due to losses, insufficient liquidation proceeds or otherwise, the trust property proves to be insufficient to repay the principal on the notes in full, it is possible that certain earlier maturing classes of notes will be paid in full and that the losses will be fully borne by the later maturing classes of notes.

The Noteholders’ Principal Distributable Amount means, for any distribution date, the amount, if any, equal to the sum of (a) collections received on automobile loan contracts (other than liquidated receivables and purchased automobile loan contracts) that are allocable to principal, including any full and partial principal prepayments, plus (b) the principal balance of all automobile loan contracts (other than purchased automobile loan contracts) that became liquidated receivables during the related calendar month; plus (c) the portion of the purchase amount allocable to principal of all automobile loan contracts that became purchased automobile loan contracts during the related calendar month; plus (d) the aggregate amount of cram down losses during the related calendar month; plus (e) following acceleration of the notes and the liquidation of the issuing entity’s assets, the amount of money or property collected; plus (f) any portion of the Noteholders’ Principal Distributable Amount from the preceding distribution date that remains unpaid; minus (g) amounts in excess of the required overcollateralization level.

Static Pool Information

Static pool information for AmeriCredit’s securitized asset pools is available at www.americredit.com/investors/staticpooldata.asp. This website has unrestricted access, is free of charge and does not require user registration for immediate access.

Composition of Automobile Loan Contracts

The statistical information presented in this Term Sheet is based on a statistical pool of automobile loan contracts as of the statistical calculation date, which is June 1, 2009.

AmeriCredit will acquire additional automobile loan contracts after the statistical calculation date but prior to the cutoff date. In addition, some amortization of the automobile loan contracts will have occurred since the statistical calculation date and some automobile loan contracts included as of the statistical calculation date will have prepaid in full or have been determined not to meet the eligibility requirements regarding automobile loan contracts and therefore will not be included in the automobile loan contract pool. As a result, the statistical distribution of characteristics of the automobile loan contract pool as of the cutoff date will vary somewhat from the statistical distribution of those characteristics as of the statistical calculation date, although the variance is not expected to be material.

The automobile loan contract pool’s composition and distribution by score, APR, geographic concentration, wholesale LTV, manufacturer and vehicle segment as of the statistical calculation date and the automobile loan contract pool’s historical delinquency experience are detailed in the following tables:

Composition of the Automobile Loan Contracts

as of the Statistical Calculation Date

	New	Used	Total

Aggregate Principal Balance(1)	$235,778,312.07	$564,226,681.41	$800,004,993.48

Number of Automobile Loan Contracts	18,454	43,693	62,147

Percent of Aggregate Principal Balance	29.47%	70.53%	100.00%

Average Principal Balance	$12,776.54	$12,913.43	$12,872.79
Range of Principal Balances	($250.61 to $60,182.97)	($255.95 to $54,221.35)	($250.61 to $60,182.97)

Weighted Average APR(1)	15.51%	16.42%	16.15%
Range of APRs	(1.90% to 24.99%)	(4.90% to 26.99%)	(1.90% to 26.99%)

Weighted Average Remaining Term	50 months	54 months	53 months
Range of Remaining Terms	(3 to 66 months)	(3 to 66 months)	(3 to 66 months)

Weighted Average Original Term	71 months	69 months	70 months
Range of Original Terms	(24 to 72 months)	(7 to 72 months)	(7 to 72 months)

(1)	Aggregate Principal Balance includes some portion of accrued interest. As a result, the Weighted Average APR of the automobile loan contracts may not be equivalent to the automobile loan contracts’ aggregate yield on the Aggregate Principal Balance.

Score Distribution of the Automobile Loan Contracts

as of the Statistical Calculation Date

	AmeriCredit Score(1)	% of Aggregate Principal Balance(2)	Credit Bureau Score(3)	% of Aggregate Principal Balance(2)
	Less than 215	0.94%	Less than 540	11.34%
	215 – 224	6.36%	540 – 599	35.73%
	225 – 244	44.11%	600 – 659	40.34%
	245 – 259	25.02%	660 and greater	12.59%
	260 and greater	23.57%

Weighted Average Score	248		603

(1)	Proprietary credit score, scaled from 135 to 320, developed and utilized by AmeriCredit to support the credit approval and pricing process.
(2)	Percentages may not add to 100% because of rounding.
(3)	A statistically based score (sometimes referred to as FICO score) generated by credit reporting agencies. AmeriCredit utilizes TransUnion, Equifax or Experian credit reports depending on the location of the obligor. Credit Bureau Scores are unavailable for some accounts and those accounts are not included in the Credit Bureau Score table above. Since these accounts are not included in the percentages above, the Aggregate Principal Balance of the accounts based on Credit Bureau Score may be less than the total statistical pool.

Distribution of the Automobile Loan Contracts by Wholesale LTV

as of the Statistical Calculation Date

	Wholesale LTV (1) Range	% of Aggregate Principal Balance(2)
	Less than 100	20.09%
	100-109	16.33%
	110-119	19.24%
	120-129	20.58%
	130-139	17.48%
	140-149	5.00%
	150 and greater	1.27%

Weighted Average Wholesale LTV	116%

(1)	Wholesale LTV is calculated using the total amount financed, which may include taxes, title fees and ancillary products over the wholesale auction value of the financed vehicle at the time the vehicle is financed. The vehicle value at origination is determined by using NADA or “Kelly Blue Book Trade-in” prices for used vehicles or dealer invoice/dealer wholesale price for new vehicles.
(2)	Wholesale LTV was not available or could not be calculated on certain loans and these loans are not included in the table above. Since these loans are not included in the Wholesale LTV table, the Aggregate Principal Balance may be less than the total statistical pool.

Distribution of the Automobile Loan Contracts by APR

as of the Statistical Calculation Date

Distribution by APR	Aggregate Principal Balance(1)	% of Aggregate Principal Balance(2)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(2)
1.000% to 1.999%	$10,269.65	0.00%	6	0.01%
2.000% to 2.999%	11,446.72	0.00%	4	0.01%
3.000% to 3.999%	13,500.02	0.00%	7	0.01%
4.000% to 4.999%	9,707.80	0.00%	6	0.01%
5.000% to 5.999%	63,142.97	0.01%	7	0.01%
6.000% to 6.999%	1,286,914.89	0.16%	130	0.21%
7.000% to 7.999%	1,212,720.37	0.15%	143	0.23%
8.000% to 8.999%	7,276,935.08	0.91%	605	0.97%
9.000% to 9.999%	15,885,683.10	1.99%	1,611	2.59%
10.000% to 10.999%	23,643,274.14	2.96%	2,125	3.42%
11.000% to 11.999%	33,775,839.93	4.22%	2,699	4.34%
12.000% to 12.999%	50,009,429.21	6.25%	3,974	6.39%
13.000% to 13.999%	60,807,905.32	7.60%	4,534	7.30%
14.000% to 14.999%	75,140,982.67	9.39%	5,542	8.92%
15.000% to 15.999%	93,308,334.68	11.66%	6,681	10.75%
16.000% to 16.999%	109,025,234.17	13.63%	7,875	12.67%
17.000% to 17.999%	108,376,532.31	13.55%	8,390	13.50%
18.000% to 18.999%	107,541,081.11	13.44%	8,292	13.34%
19.000% to 19.999%	49,408,574.84	6.18%	4,265	6.86%
20.000% to 20.999%	30,503,081.60	3.81%	2,605	4.19%
21.000% to 21.999%	20,801,876.47	2.60%	1,708	2.75%
22.000% to 22.999%	7,168,235.64	0.90%	554	0.89%
23.000% to 23.999%	3,288,965.85	0.41%	259	0.42%
24.000% to 24.999%	1,255,606.79	0.16%	110	0.18%
25.000% to 25.999%	122,510.96	0.02%	10	0.02%
26.000% to 26.999%	57,207.19	0.01%	5	0.01%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Aggregate Principal Balances include some portion of accrued interest. Indicated APRs represent APRs on principal balance net of such accrued interest.
(2)	Percentages may not add to 100% because of rounding.

Distribution of the Automobile Loan Contracts by Geographic Location of Obligor

as of the Statistical Calculation Date

Geographic Location	Aggregate Principal Balance(1)	% of Aggregate Principal Balance(2)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(2)
Alabama	$18,154,005.07	2.27%	1,247	2.01%
Alaska	1,454,667.82	0.18%	92	0.15%
Arizona	18,196,200.63	2.27%	1,216	1.96%
Arkansas	8,550,429.31	1.07%	668	1.07%
California	48,900,087.09	6.11%	4,049	6.52%
Colorado	15,228,792.42	1.90%	1,004	1.62%
Connecticut	3,811,515.88	0.48%	334	0.54%
Delaware	4,232,327.08	0.53%	337	0.54%
District of Columbia	1,188,131.43	0.15%	92	0.15%
Florida	60,706,276.54	7.59%	4,941	7.95%
Georgia	29,783,955.93	3.72%	2,216	3.57%
Hawaii	1,793,202.80	0.22%	138	0.22%
Idaho	1,935,830.10	0.24%	129	0.21%
Illinois	38,362,440.20	4.80%	2,886	4.64%
Indiana	26,714,691.87	3.34%	2,033	3.27%
Iowa	4,592,822.28	0.57%	356	0.57%
Kansas	3,065,030.22	0.38%	253	0.41%
Kentucky	14,181,319.97	1.77%	1,138	1.83%
Louisiana	12,484,328.46	1.56%	937	1.51%
Maine	2,312,253.18	0.29%	232	0.37%
Maryland	16,832,541.76	2.10%	1,272	2.05%
Massachusetts	9,420,052.66	1.18%	841	1.35%
Michigan	23,610,411.09	2.95%	1,941	3.12%
Minnesota	7,219,463.36	0.90%	564	0.91%
Mississippi	10,530,453.55	1.32%	812	1.31%
Missouri	11,302,202.83	1.41%	908	1.46%
Nebraska	2,346,866.32	0.29%	195	0.31%
Nevada	9,674,583.90	1.21%	658	1.06%
New Hampshire	2,417,087.71	0.30%	240	0.39%
New Jersey	20,979,156.56	2.62%	1,651	2.66%
New Mexico	7,384,591.91	0.92%	528	0.85%
New York	36,310,900.86	4.54%	2,793	4.49%
North Carolina	22,164,223.33	2.77%	1,779	2.86%
Ohio	51,120,224.95	6.39%	4,329	6.97%
Oklahoma	10,516,106.03	1.31%	786	1.26%
Oregon	4,708,865.71	0.59%	380	0.61%
Pennsylvania	42,101,428.17	5.26%	3,568	5.74%
Rhode Island	1,204,269.59	0.15%	118	0.19%
South Carolina	6,379,466.05	0.80%	546	0.88%
South Dakota	1,060,457.13	0.13%	77	0.12%
Tennessee	15,992,061.69	2.00%	1,271	2.05%
Texas	120,649,686.24	15.08%	8,496	13.67%
Utah	2,895,232.23	0.36%	200	0.32%
Virginia	16,501,467.52	2.06%	1,384	2.23%
Washington	9,587,979.70	1.20%	771	1.24%
West Virginia	9,368,049.39	1.17%	733	1.18%
Wisconsin	8,967,152.07	1.12%	762	1.23%
Other (3)	3,111,702.89	0.39%	246	0.40%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Aggregate Principal Balances include some portion of accrued interest.
(2)	Percentages may not add to 100% because of rounding.
(3)	States and Territories with Aggregate Principal Balances less than $1,000,000 each.

Distribution of the Automobile Loan Contracts by Manufacturer

as of the Statistical Calculation Date

Manufacturer	Aggregate Principal Balance(1)	% of Aggregate Principal Balance(2)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(2)
BMW	$8,709,822.17	1.09%	435	0.70%
Cadillac	14,229,379.90	1.78%	825	1.33%
Chevrolet	120,652,629.58	15.08%	9,782	15.74%
Chrysler	45,692,164.49	5.71%	3,433	5.52%
Dodge	89,172,085.04	11.15%	6,742	10.85%
Ford	112,273,960.91	14.03%	9,334	15.02%
GMC	22,099,021.20	2.76%	1,521	2.45%
Honda	20,811,559.49	2.60%	1,602	2.58%
Hyundai	27,288,692.84	3.41%	2,322	3.74%
Jeep	33,777,174.60	4.22%	2,354	3.79%
Kia	53,051,215.53	6.63%	4,206	6.77%
Mazda	12,551,399.27	1.57%	1,008	1.62%
Mercedes	11,229,613.98	1.40%	586	0.94%
Mercury	8,135,634.56	1.02%	688	1.11%
Mitsubishi	15,391,580.99	1.92%	1,444	2.32%
Nissan	63,012,758.81	7.88%	4,303	6.92%
Pontiac	27,899,798.60	3.49%	2,533	4.08%
Saturn	10,834,122.14	1.35%	1,194	1.92%
Suzuki	11,547,572.69	1.44%	870	1.40%
Toyota	33,805,219.81	4.23%	2,792	4.49%
Other (3)	57,839,586.88	7.23%	4,173	6.71%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Aggregate Principal Balances include some portion of accrued interest.
(2)	Percentages may not add up to 100% because of rounding.
(3)	Aggregate Principal Balance of less than 1% per manufacturer.

Distribution of the Automobile Loan Contracts by Vehicle Segment

as of the Statistical Calculation Date

Vehicle Segment(1)	Aggregate Principal Balance (2)	% of Aggregate Principal Balance(3)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(3)
Full-Size Car	$114,366,727.36	14.30%	8559	13.77%
Full-Size Van/Truck	98,038,217.81	12.25%	6,887	11.08%
Full-Size SUV	57,212,378.81	7.15%	3,361	5.41%
Mid-Size Car	215,216,667.80	26.90%	17,268	27.79%
Mid-Size SUV	72,996,241.05	9.12%	5,453	8.77%
Economy/Compact Car	128,538,764.26	16.07%	11,613	18.69%
Compact Van/Truck	66,506,196.73	8.31%	5,989	9.64%
Sports Car	46,293,953.50	5.79%	2,931	4.72%
Segment Unavailable (4)	835,846.16	0.10%	86	0.14%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Categories reflect consolidated categories based on J.D. Power defined segments.
(2)	Aggregate Principal Balances include some portion of accrued interest.
(3)	Percentages may not add up to 100% because of rounding.
(4)	Vehicle segmentation was not available for certain accounts at the time of the statistical pool.

Historical Delinquency Experience of the Automobile Loan Contracts as of the Statistical Calculation Date

The following tables set forth the historical delinquency experience of the statistical pool. The servicer considers an automobile loan contract delinquent when an obligor fails to make a contractual payment by the due date. The period of delinquency is based on the number of days payments are contractually past due. Due to AmeriCredit’s target customer base, a relatively high percentage of accounts become delinquent at some point in the life of the automobile loan contract and there is a relatively high rate of account movement between current and delinquent status in the portfolio. As of the statistical calculation date, none of the automobile loan contracts in the statistical pool were more than 30 days delinquent.

Number of Times Ever 31 to 60 Days Delinquent	Aggregate Principal Balance(1)	% of Aggregate Principal Balance(2)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(2)
0	$531,101,913.29	66.39%	36,153	58.17%
1	61,915,516.51	7.74%	4,429	7.13%
2+	206,987,563.68	25.87%	21,565	34.70%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Aggregate Principal Balances include some portion of accrued interest.
(2)	Percentages may not add to 100% because of rounding.

Number of Times Ever 61 to 90 Days Delinquent	Aggregate Principal Balance(1)	% of Aggregate Principal Balance(2)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(2)
0	$698,328,572.51	87.29%	51,005	82.07%
1	39,072,595.90	4.88%	3,766	6.06%
2+	62,603,825.07	7.83%	7,376	11.87%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Aggregate Principal Balances include some portion of accrued interest.
(2)	Percentages may not add to 100% because of rounding.

Number of Times Ever Greater Than 90 Days Delinquent	Aggregate Principal Balance(1)	% of Aggregate Principal Balance(2)	Number of Automobile Loan Contracts	% of Total Number of Automobile Loan Contracts(2)
0	$770,249,450.67	96.28%	58,818	94.64%
1	19,239,846.81	2.40%	2,112	3.40%
2+	10,515,696.00	1.31%	1,217	1.96%

Total	$800,004,993.48	100.00%	62,147	100.00%

(1)	Aggregate Principal Balances include some portion of accrued interest.
(2)	Percentages may not add to 100% because of rounding.

Delinquency and Loan Loss Information

The following tables provide information relating to AmeriCredit’s delinquency and loan loss experience for each period indicated with respect to all automobile loan contracts it has originated or purchased and serviced. This information includes the experience with respect to all automobile loan contracts in AmeriCredit’s portfolio of automobile loan contracts serviced during each listed period, including automobile loan contracts which do not meet the criteria for inclusion in, or were otherwise excluded from, this securitization.

AmeriCredit’s net charge-offs as an annualized percentage of average managed automobile loan contracts outstanding may vary from period to period based upon the average age or seasoning of the portfolio and economic factors. Delinquency percentages, as reflected in the following delinquency experience table, are subject to periodic fluctuation based on average age or seasoning of the portfolio, seasonality within the calendar year and economic factors. Due to the target customer base, a relatively high percentage of accounts become delinquent at some point in the life of the automobile loan contract. Furthermore, a relatively high rate of account movement occurs between current and delinquent status in the portfolio.

AmeriCredit’s policy is to charge-off an account in the month in which the account becomes 120 days contractually delinquent if it has not repossessed the related vehicle. AmeriCredit charges off accounts in repossession when the automobile is repossessed and is legally available for disposition. A charge-off represents the difference between the estimated net sales proceeds and the amount of the delinquent automobile loan contract, including accrued interest.

During periods of economic slowdown or recession, delinquencies, defaults, repossessions and losses generally increase. These periods also may be accompanied by increased unemployment rates, decreased consumer demand for automobiles and declining values of automobiles securing outstanding automobile loan contracts, which weakens collateral coverage and increases the amount of a loss in the event of default. Significant increases in the inventory of used automobiles during periods of economic recession may also depress the prices at which repossessed automobiles may be sold or delay the timing of these sales. Additionally, higher gasoline prices, unstable real estate values, reset of adjustable rate mortgages to higher interest rates, increasing unemployment levels, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values on certain types of vehicles. Because AmeriCredit focuses predominately on sub-prime borrowers, the actual rates of delinquencies, defaults, repossessions and losses on these automobile loan contracts are higher than those experienced in the general automobile finance industry and could be dramatically affected by a general economic downturn.

We cannot assure you that the levels of delinquency and loss experience reflected in the following tables are indicative of the performance of the automobile loan contracts included in the issuing entity.

Delinquency Experience

Bankrupt accounts which have not yet been charged off are included as delinquent accounts in the table below. All dollar amounts are in thousands of dollars.

	At March 31,		At June 30,
	2009(1) (2)	2008(1) (2)	2008(1) (2)	2007(1) (2)	2006(1)	2005	2004
Portfolio at end of period(3)	$11,901,323	$15,820,314	$14,981,412	$15,946,549	$12,196,702	$11,002,909	$11,922,802
Period of Delinquency(4)
31-60 days(5)	$716,455	$833,571	$898,874	$755,598	$626,547	$575,662	$748,014
61-90 days	192,336	211,014	263,122	210,959	173,756	159,000	184,750
91 days or more	158,815	150,327	171,402	120,763	78,182	82,292	95,528

Total Delinquencies	$1,067,606	$1,194,912	$1,333,398	$1,087,320	$878,485	$816,954	$1,028,292
Repossessed Assets(6)	51,308	50,159	46,763	46,081	41,566	38,581	33,250

Total Delinquencies and Repossessed Assets	$1,118,914	$1,245,071	$1,380,161	$1,133,401	$920,051	$855,535	$1,061,542

Total Delinquencies as a Percentage of the Portfolio	9.0%	7.6%	8.9%	6.8%	7.2%	7.4%	8.6%
Total Repossessed Assets as a Percentage of the Portfolio(6)	0.4%	0.3%	0.3%	0.3%	0.3%	0.4%	0.3%

Total Delinquencies and Repossessed Assets as a Percentage of the Portfolio	9.4%	7.9%	9.2%	7.1%	7.5%	7.8%	8.9%

(1)	Beginning with the fiscal year ended June 30, 2006, results include automobile loan contracts from the May 1, 2006 acquisition of Bay View Acceptance Corporation as well as Bay View Acceptance Corporation automobile loan contracts originated subsequent to the acquisition date.
(2)	Beginning at March 31, 2007, results include automobile loan contracts from the January 1, 2007 acquisition of Long Beach Acceptance Corp. as well as Long Beach Acceptance Corp. automobile loan contracts originated subsequent to the acquisition date.
(3)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts. Principal Balances include some portion of accrued interest.
(4)	AmeriCredit considers an automobile loan contract delinquent when an obligor fails to make a contractual payment by the due date. The period of delinquency is based on the number of days payments are contractually past due.
(5)	Amounts shown do not include automobile loan contracts which are less than 31 days delinquent.
(6)	Beginning with the quarter ended December 31, 2003, AmeriCredit revised its repossession charge-off policy. AmeriCredit now charges off accounts when the automobile is repossessed and legally available for disposition. Previously, AmeriCredit charged off accounts at the time that repossessed inventory was liquidated at auction.

Loan Loss Experience

(dollars in thousands)

	Quarter Ended March 31,		Fiscal Year Ended June 30,
	2009(1)(2)	2008(1)(2)	2008(1) (2)	2007(1) (2)	2006(1)	2005	2004
Period-End Principal Outstanding(3)	$11,901,323	$15,820,314	$14,981,412	$15,946,549	$12,196,702	$11,002,909	$11,922,802

Average Month-End Amount Outstanding During the Period(3)	$13,527,449	$16,271,329	$16,066,236	$13,727,217	$11,216,530	$11,240,456	$13,181,828

Net Charge-Offs(4) (5)	$830,824	$772,546	$1,000,084	$643,059	$578,629	$646,151	$947,062

Net Charge-Offs as a Percentage of Period-End Principal Outstanding(5)(6)	9.3%	6.5%	6.7%	4.0%	4.7%	5.9%	7.9%

Net Charge-Offs as a Percent of Average Month-End Amount Outstanding(5)(6)	8.2%	6.3%	6.2%	4.7%	5.2%	5.7%	7.2%

(1)	Beginning with the fiscal year ended June 30, 2006, results include automobile loan contracts from the May 1, 2006 acquisition of Bay View Acceptance Corporation as well as Bay View Acceptance Corporation automobile loan contracts originated subsequent to the acquisition date.
(2)	Beginning at March 31, 2007, results include automobile loan contracts from the January 1, 2007 acquisition of Long Beach Acceptance Corp. as well as Long Beach Acceptance Corp. automobile loan contracts originated subsequent to the acquisition date.
(3)	All amounts and percentages are based on the Principal Balances of the automobile loan contracts. Principal Balances include some portion of accrued interest.
(4)	Net Charge-Offs equal Gross Charge-Offs minus Recoveries. Gross Charge-Offs do not include unearned finance charges and other fees. Recoveries include repossession proceeds received from the sale of repossessed Financed Vehicles net of repossession expenses, refunds of unearned premiums from credit life and credit accident and health insurance and extended service contract costs obtained and financed in connection with the vehicle financing and recoveries from obligors on deficiency balances.
(5)	Beginning with the quarter ended December 31, 2003, AmeriCredit revised its repossession charge-off policy. AmeriCredit now charges off accounts when the automobile is repossessed and legally available for disposition. Previously, AmeriCredit charged off accounts at the time that repossessed inventory was liquidated at auction.
(6)	Results for the three months ended March 31, 2009 and March 31, 2008 are annualized.